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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

MicroMed Cardiovascular, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
59508T109
(CUSIP Number)
John W. Dorris, Esq.
Feulner Dorris plc
310 South Williams Blvd., Suite 145
Tucson, Arizona 85711
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 29, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	59508T109

1	NAMES OF REPORTING PERSONS E-Wilson, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO - capital contributions of members and affiliates

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arizona

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		80,216,224 (See Items 4 and 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

80,216,224 (See Items 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

80,216,224 (See Items 4 and 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

85.9% (See Items 4 and 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)

Item 1.	Security and Issuer.
This statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of MicroMed Cardiovascular, Inc., a Delaware corporation (the “Company”).
The principal executive offices of the Company are located at 8965 Interchange Drive, Houston, Texas 77054.

Item 2.	Identity and Background.
(a) This statement is filed by E-Wilson, LLC (the “Reporting Person”). Additionally, information is included herein with respect to E-W Manager, LLC (“E-W Manager”), J. David Mackstaller (“Mackstaller”), Rodger Ford (“Ford”), End Point LLC (“End Point” and, together with E-W Manager, Mackstaller and Ford, the “Controlling Persons”).
Because (i) E-W Manager is the sole manager of the Reporting Person, (ii) Mackstaller and Ford are co-managers of E-W Manager and End Point, and (iii) End Point assigned its interest as “purchaser” in the Securities Transfer Agreement (as defined below) to the Reporting Person in exchange for a membership interest in the Reporting Person, the Controlling Persons may be deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owners of all of the shares of Common Stock beneficially owned by the Reporting Person. The Reporting Person and the Controlling Persons are sometimes hereinafter collectively referred to as the “Filing Parties.” The Filing Parties are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Filing Parties that such a group exists. A copy of the joint filing agreement of the Filing Parties is attached hereto as Exhibit 1.
(b) — (c) The address of the principal business offices of the Filing Parties is as follows: 1600 N. Kolb Road, Suite 118, Tucson, Arizona 85715.
The Reporting Person and End Point are each Arizona limited liability companies, were organized to effect the transactions described under Item 4 below and have not engaged in any activities other than those incident to their formation and such transactions. E-W Manager is an Arizona limited liability company whose principal business is to serve as the sole manager of the Reporting Person. The principal occupation of each of Mackstaller and Ford is the management of personal and family investments in business ventures, commercial real estate and other projects. No other persons control the Filing Parties.
(d) During the last five years, none of the Filing Parties has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filing Parties has been a party to any civil proceeding as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
(f) Mackstaller and Ford are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.
As more fully described under Item 4 below, pursuant to the terms of the Securities Transfer Agreement, the Reporting Person has the right to acquire the Absolute Securities (as defined below) for an aggregate purchase price equal to $2,500,000. In addition, the Reporting Person and the Company have entered into the Credit Agreement (as defined below), pursuant to which the Reporting Person has agreed to make advances in the principal amount of up to $10,000,000. The funds required for the purchase of the Absolute Securities and the $1,000,000 initial advance under the Credit Agreement were obtained from general funds available to the Filing Parties and their affiliates. The Reporting Person currently intends to fund future advances under the Credit Agreement with proceeds from capital contributions of its existing or future members.

Item 4.	Purpose of Transaction.
On January 29, 2008, End Point entered into a Securities Transfer Agreement (the “Securities Transfer Agreement”) with Absolute Return Europe Fund Limited, Absolute Octane Master Fund Limited, Absolute East West Master Fund Limited, Absolute European Catalyst Fund Limited, Absolute Germany Fund Limited and Absolute Large Cap Master Fund Limited (collectively, the “Absolute Funds”). Simultaneously therewith, End Point entered into an Assignment and Novation Agreement (the “Assignment and Novation Agreement”) with the Reporting Person, pursuant to which End Point assigned to the Reporting Person its rights as “purchaser” under the Securities Transfer Agreement. Pursuant to the Securities Transfer Agreement, the Reporting Person has the right to acquire from the Absolute Funds a total of 26,899,559 shares of Company Common Stock (the “Absolute Shares”) and warrants to acquire 3,316,665 shares of Common Stock (the “Absolute Warrants” and, together with the Absolute Shares, the “Absolute Securities”) for an aggregate purchase price equal to $2,500,000. The parties currently expect that the closing of the purchase of the Absolute Securities will occur on or about February 15, 2008.
On February 1, 2008, the Reporting Person entered into a Credit Agreement (the “Credit Agreement”) with the Company, under which the Reporting Person agreed to provide up to $10,000,000 in financing in a series of advances over the next two years, subject to certain conditions. Pursuant to the Credit Agreement, the Reporting Person advanced $1,000,000 to the Company upon closing. In connection with the financing, the Company issued an unsecured convertible note (the “Convertible Note”), under which the Reporting Person has the option of converting the outstanding principle and interest due thereunder (including the principal amount of any future advances) into shares of the Common Stock at a conversion rate of $0.02 per share. Under the Credit Agreement, the Company agreed to seek stockholder approval of an amendment to the Company’s Certificate of Incorporation to increase the number of authorized shares of Common Stock from 100,000,000 to 750,000,000 shares (the “Charter Amendment”). Unconverted amounts of principal accrue interest at a rate of 7.5% per annum and are required to be repaid over a 24-month period beginning February 28, 2011.

Future advances under the Credit Agreement are conditioned upon (i) the absence of an event of default, (ii) the filing of the abovementioned amendment to the Company’s Certificate of Incorporation, and (iii) the reaffirmation by the Company of the representations and warranties contained in the Credit Agreement as of each future funding date. The future advance amounts and dates are (i) $1.5 million upon the filing of the Charter Amendment, (ii) $2.5 million on July 1, 2008, (iii) $2.5 million on April 1, 2009, and (iv) $2.5 million on January 4, 2010. Under the Credit Agreement, as long as the Reporting Person and its affiliates beneficially own at least a majority of the total voting power of the Company’s voting stock, the Reporting Person has the right to designate for nomination by the Board a majority of the members of the Company’s Board of Directors.
In connection with this transaction, the Company issued a warrant (the “Warrant”) to the Reporting Person, giving the Reporting Person the right to purchase 500 million shares of Common Stock, less any amounts converted or convertible under the Convertible Note, for a purchase price of $0.02 per share. The Warrant may not be exercised prior to the date that stockholder approval of the Charter Amendment has been obtained. The Company also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Reporting Person, under which the Reporting Person has the right to request that the Company file a registration statement with the SEC covering the Absolute Securities and any shares issuable under the Convertible Note and the Warrant, which request may be made any time after August 1, 2008.
The provisions of the Securities Transfer Agreement, the Assignment and Novation Agreement, the Credit Agreement, the Convertible Note, the Warrant and the Registration Rights Agreement are set forth in the documents filed as Exhibits 2 through 11 to this statement and are incorporated herein in their entirety by this reference in response to this Item 4. The foregoing description of the terms and provisions of these documents is a summary only, and is qualified in its entirety by reference to such documents.
The Reporting Person intends to participate in and influence the affairs of the Company through the exercise of its voting rights with respect to its shares of Common Stock. In addition, if the Reporting Person exercises its right to designate nominees to the Company’s Board of Directors, such designees (which may include Mackstaller and Ford) may influence the affairs of the Company in their capacity as members of the Company’s Board of Directors. From time to time, the Reporting Person intends to review the performance of its investments and consider or explore a variety of alternatives, including, without limitation: (a) the acquisition of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Company, including a change in the number or term of directors or to fill any existing vacancies on the Board of Directors; (e) a material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. Any alternatives that the Reporting Person may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations, and prospects of the Company, and general economic, financial market, and industry conditions. Except as set forth above, the Reporting Person has no present plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
(a) The Filing Parties, collectively and individually, may be deemed to beneficially to own up to 80,216,224 shares (or, following approval of the Charter Amendment, 530,216,224 shares) of Common Stock, representing in the aggregate approximately 85.9% (or, following approval of the Charter Amendment, 97.6%) of the outstanding shares of Common Stock (assuming the conversion and/or exercise in full of the Convertible Note, the Warrant and the Absolute Warrant). The foregoing percentage calculations are based on a total of 93,425,518 shares (or, following approval of the Charter Amendment, 543,425,518 shares) of Common Stock outstanding, comprised of (1) the 40,108,853 shares of Common Stock outstanding as of January 31, 2008, based on the number of shares of Common Stock represented by the Company in the Credit Agreement to be outstanding as of such date, and (2) the 53,316,665 shares (or, following approval of the Charter Amendment, 503,316,665 shares) of Common Stock issuable upon conversion and/or exercise of the Convertible Note, the Warrant and the Absolute Warrant. Pending the closing under the Securities Transfer Agreement, all shares deemed to be beneficially owned by the Filing Parties as of the date hereof are shares that the Reporting Person has the right to acquire either (i) pursuant to the Securities Transfer Agreement or (ii) upon conversion and/or exercise of the Convertible Note, the Warrant and the Absolute Warrant, as applicable.
(b) The Filing Parties, collectively and individually, may be deemed to have the following:
(i)	sole power to vote or to direct the vote: -0-

(ii)	shared power to vote or to direct the vote: 80,216,224 (or, following approval of the Charter Amendment, 530,216,224 shares)

(iii)	sole power to dispose or to direct the disposition of : -0-

(viii)	shared power to dispose or to direct the disposition of: 80,216,224 (or, following approval of the Charter Amendment, 530,216,224 shares)
(c) Other than as set forth herein, during the past sixty days, there were no purchases of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Person or any person or entity controlled by the Reporting Person or any person or entity for which the Reporting Person possess voting or dispositive control over the securities thereof. During such sixty day period, there were no sales of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Person or any person or entity controlled by the Reporting Person or any person or entity for which the Reporting Person possess voting or dispositive control over the securities thereof.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Except as described in Items 3, 4 and 5 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies. The Filing Parties have entered into a joint filing agreement which is attached as Exhibit 1 hereto.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated December 6, 2005, by and among the Filing Parties

Exhibit 2	Securities Transfer Agreement, dated as of January 29, 2008, by and among End Point and the Absolute Funds

Exhibit 3	Assignment and Novation Agreement, dated as of January 29, 2008, by and among End Point, the Reporting Person and the Absolute Funds

Exhibit 4	Credit Agreement, dated as of February 1, 2008, by and between the Reporting Person and the Company

Exhibit 5	Convertible Note, dated as of February 1, 2008

Exhibit 6	Warrant, dated as of February 1, 2008

Exhibit 7	Registration Rights Agreement, dated as of February 1, 2008, by and between the Company and the Reporting Person

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2008	E-WILSON, LLC

	By:	E-W Manager, LLC,
Its manager

		By:	/s/ J. David Mackstaller

		Name:	J. David Mackstaller
		Title:	Manager

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, dated December 6, 2005, by and among the Filing Parties

Exhibit 2	Securities Transfer Agreement, dated as of January 29, 2008, by and among End Point and the Absolute Funds

Exhibit 3	Assignment and Novation Agreement, dated as of January 29, 2008, by and among End Point, the Reporting Person and the Absolute Funds

Exhibit 4	Credit Agreement, dated as of February 1, 2008, by and between the Reporting Person and the Company

Exhibit 5	Convertible Note, dated as of February 1, 2008

Exhibit 6	Warrant, dated as of February 1, 2008

Exhibit 7	Registration Rights Agreement, dated as of February 1, 2008, by and between the Company and the Reporting Person